ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

FIRST QUARTER 2022 FINANCIAL AND OPERATING RESULTS

Nashville, Tennessee and Vancouver, British Columbia - May 25, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce its financial and operating results for the three months ended March 31, 2022 ("Q1 2022"). Alpine Summit's unaudited condensed interim consolidated financial statements and notes, as well as management's discussion and analysis ("MD&A") for the three months ended March 31, 2022 will be available under the Company's issuer profile at "www.sedar.com" and "www.sec.gov/edgar", as well as on the Company's website at "www.alpinesummitenergy.com".

Craig Perry, Chief Executive Officer, remarked: "We are delighted with the continued strong performance of our wells and drilling team. We have updated our Corporate Presentation and look forward to reviewing it with our shareholders following the upcoming Annual General Meeting on June 22, 2022."

Q1 2022 Highlights

● Maintained average gross production of approximately 9,891 Boe/day for the three months ended March 31, 2022 (Net 8,801 Boe/day), an increase of 3% quarter over quarter and 83% year over year.

● Brought six new wells onto production during the first quarter of 2022.

● Reported Adjusted EBITDA1 of approximately US$26.3 million and for the three months ended March 31, 2022 (March 31, 2021 - US$10.0 million). Net Loss before Non-Controlling Interest was approximately US$12.3 million for the same period (March 31, 2021 - US$8.2 million loss).

● Successful repayment and reversion of the second development partnership ("DP2") that was formed during the third quarter of 2021, along with the concurrent closing of its fourth development partnership ("DP4").

● Closed the Alpine Red Dawn 1 development partnership ("Red Dawn 1") during the first quarter of 2022. Red Dawn 1 consists of US$50.4 million of drilling capital and supports the addition of a third rig to the existing two rig drilling program.

● Closed a new corporate credit facility (the "Corporate Facility") in March 2022 with a total size of US$30 million. The Corporate Facility is secured by working interests in a subset of the Company's producing assets and charges interest at the greater of 5.00% and Prime +1.75%. As of March 31, 2022, approximately US$12.9 million was drawn on the Corporate Facility.

1 This is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section of this news release for further information and a detailed reconciliation to the most directly comparable measure under IFRS.

● Paid monthly dividend of US$0.03 per Subordinate Voting Share (and US$3.00 per Multiple Voting Share and US$0.03 per Proportionate Voting Share) during each month of the first quarter of 2022.

First Quarter Review & Outlook

During Q1 2022, the Company continued its rig activity in both Hawkville and Giddings Fields. All of the wells in the third development partnership ("DP3") have now been placed on production, but only had a modest impact on Q1 2022 results. For comparative purposes, through May 24, 2022, the Company has averaged in excess of 15,000 gross boe/day since the start of the second quarter of 2022 ("Q2 2022").

Development Partnerships & Operating Activity Update

The Company believes it has secured drilling rigs, frac crews and pipe commitments required to execute on its plans for the balance of the year. Currently, the Company expects to complete DP4 during Q2 2022, and both Red Dawn 1 and DP5 in the third quarter of 2022 ("Q3 2022"), all of which should continue to materially increase consolidated production from current levels.

Shareholder Update

As previously announced, the Company is in the process of applying for a dual listing on the NASDAQ.  Subject to meeting the initial listing standards and receiving all relevant approvals, the Company would hope to begin trading on the NASDAQ by the end of Q3 2022.

The Company is also seeking approval from the TSX Venture Exchange (the "TSXV") to implement a normal course issuer bid ("NCIB"). Management of the Company believes that the recent share prices do not reflect the Company's intrinsic value and may be undervalued by the market from time to time. Accordingly, the Company believes purchasing its Subordinate Voting Shares under the NCIB may represent an appropriate and desirable use of the Company's funds and represents an opportunity to enhance shareholder value. Further details of the NCIB will be disclosed after the NCIB has been accepted by the TSXV.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements related to review of the updated Corporate Presentation following the upcoming shareholders' meeting, anticipated completion of DP4, Red Dawn 1 and DP5 and the impact on consolidated production, the NASDAQ listing, and the NCIB.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the potential listing on the NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release are not measures recognized under IFRS and are referred to as non-GAAP financial measures. These non-GAAP measures do not have a standardized meaning and therefore may not be comparable with the calculation of similar measures by other companies. The non-GAAP financial measure included in this news release is "Adjusted EBITDA". This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-GAAP financial measures are considered to be important factors that assist investors in assessing the Company's performance.

Adjusted EBITDA

Management uses Adjusted EBITDA to measure and track the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods. This measure includes net income/(loss) before non-controlling interest with the removal of commodity contract gains/losses and excludes other items which the Company views as "one-time" in nature in order to track the operating performance of the core business and non-cash income or expense items.

The following table provides a reconciliation of Adjusted EBITDA to Net Income/(Loss) before Non-Controlling Interest:

(US$)	Three Months Ended March 31,
	2022	2021
Net Income/(Loss) before Non-Controlling Interest:	-$12,272,978	-$8,226,612
(+) Depletion Expense	4,598,976	3,854,000
(+) Finance Expense	10,548,963	1,536,041
(+) Non-Cash Stock Based Compensation	1,290,143	-
(+) Listing expense	-	-

(+) Transaction Costs	-	-
(+) Commodity contract (gains)/losses	22,151,121	12,890,971
(+) Deferred taxes	-	-
Adjusted EBITDA	$26,316,225	$10,054,400

Oil and Gas Advisories

The term "boe" means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. "Boe/d" and "boepd" mean barrel of oil equivalent per day.